Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2017 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2017 presented in comparative form

    $ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Legal address:	Suipacha 268 - Piso 12º - Autonomous City of Buenos Aires

Principal activity:	Use, management and operation of airports

Consolidated Financial Statements

At December 31, 2017 presented in comparative format

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 15)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
616,914,353 Preferred shares of AR$ 1 par value with no voting rights	616,914,353	616,914,353
	875,431,652	875,431,652

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the years ended at December 31, 2017 and 2016

	12.31.17	12.31.16 Restated*
	$
Continuous Operations
Revenue (Note 4)	12,674,022,740	10,102,374,084
CINIIF 12 - paragraph 14 Credit (Note 5)	3,845,217,553	2,275,414,384
Cost of services (Note 10)	(6,685,736,884)	(5,087,974,957)
CINIIF 12 - paragraph 14 Debit	(3,842,152,739)	(2,272,956,998)
Gross Profit	5,991,350,670	5,016,856,513
Distribution and selling expenses (Note 10)	(872,491,462)	(655,832,492)
Administrative expenses (Note 10)	(724,587,119)	(590,873,212)
Other income and expenses, net	292,216,344	230,803,617
Operating profit	4,686,488,433	4,000,954,426

Finance Income (Note 4)	870,188,127	295,771,265
Finance Costs (Note 4)	(1,750,590,036)	(1,079,733,994)
Income before income tax	3,806,086,524	3,216,991,697
Income tax (Note 4)	(1,118,761,174)	(1,204,709,592)
Income for the year for continuous operations	2,687,325,350	2,012,282,105
Net Income for the year	2, 687,325,350	2,012,282,105
Other comprehensive income	-	-
Comprehensive Income for the year	2, 687,325,350	2,012,282,105

Income attributable to:
Shareholders	2,684,484,995	2,009,091,581
Non –Controlling Interest	2,840,355	3,190,524

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations	10.3474	7.7371

The accompanying notes are an integral part of these Consolidated Financial Statements.

*See Note 2.1 (comparative information) for more details on reexpresion.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At December 31, 2017 and 2016

	12.31.17	12.31.16
	$
Assets
Non- Current Assets
Property, plant and equipment (Note12)	25,853,595	26,791,587
Intangible Assets (Note 5)	10,624,055,713	7,305,887,248
Deferred Income tax assets	2,822,421	2,120,582
Other receivables (Note 4)	2,549,858,177	1,320,437,415
Total Non-Current Assets	13,202,589,906	8,655,236,832
Current Assets
Other receivables (Note 4)	337,310,968	162,895,536
Trade receivables,net (Note 4)	1,056,245,965	884,136,243
Other Assets	1,985,631	3,138,537
Cash and cash equivalents (Note 4)	2,319,754,598	1,270,308,911
Total Current Assets	3,715,297,162	2,320,479,227
Total Assets	16,917,887,068	10,975,716,059

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	616,914,353	604,817,993
Share Premium	137,280,595	137,280,595
Legal and facultative reserve	2,732,769,964	1,915,774,743
Retained earnings	2,684,484,995	2,009,091,581
Subtotal	6,429,967,206	4,925,482,211
Non-Controlling Interest	11,171,888	8,331,533
Total Shareholders’ Equity	6,441,139,094	4,933,813,744

Liabilities
Non-Current Liabilities
Accounts payable and others (Note 4)	128,108,326	130,023,269
Borrowings (Note 6)	7,401,161,525	2,270,971,327
Deferred income tax liability	86,307,610	77,788,796
Provisions and other charges (Note 9)	59,625,687	54,259,964
Total Non-Current liabilities	7,675,203,148	2,533,043,356
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	176,591,493	147,629,066
Accounts payable and others (Note 4)	1,758,559,433	1,337,565,115
Income tax, net of prepayments	213,427,506	911,030,536
Borrowings (Note 6)	149,976,119	844,283,144
Provisions and other charges (Note 9)	502,990,275	268,351,098
Total Current Liabilities	2,801,544,826	3,508,858,959
Total Liabilities	10,476,747,974	6,041,902,315
Total Shareholders’ Equity and Liabilities	16,917,887,068	10,975,716,059

The accompanying notes are an integral part of these Consolidated Financial Statements.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

For the years ended at December 31, 2017 and 2016

	Attributable to equity holders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.17
Resolutions of Shareholders’ Meeting dated April 26, 2017 (Note 19):	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211	8,331,533	4,933,813,744
Capitalization of dividends of preferred shares	-	12,096,360	-	-	-	(12,096,360)	-	-	-
Distribution of dividends of common shares	-	-	-	-	-	(1,180,000,000)	(1,180,000,000)	-	(1,180,000,000)
Legal Reserve	-	-	-	63,338,434	-	(63,338,434)	-	-	-
Facultative Reserve	-	-	-	-	753,656,787	(753,656,787)	-	-
Comprehensive Income for the year	-	-	-	-	-	2,684,484,995	2,684,484,995	2,840,355	2,687,325,350
Balance at 12.31.17	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,684,484,995	6,429,967,206	11,171,888	6,441,139,094

Balance at 01.01.16	258,517,299	592,958,817	137,280,595	86,517,807	1,384,899,767	456,216,345	2,916,390,630	5,141,009	2,921,531,639
Resolutions of the Shareholders’ Meeting dated April 25, 2016 (Note 19)	-	11,859,176	-	22,810,817	421,546,352	(456,216,345)	-	-	-
Comprehensive Income for the year	-	-	-	-	-	2,009,091,581	2,009,091,581	3,190,524	2,012,282,105
Balance at 12.31.16	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211	8,331,533	4,933,813,744

The accompanying notes are an integral part of these Consolidated Financial Statements.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the years ended at December 31, 2017 and 2016

		12.31.17	12.31.16
	NOTES	$
Cash Flows from operating activities
Net income for the year		2,687,325,350	2,012,282,105
Adjustment for:
Amortization of intangible assets	5	526,080,236	331,898,799
Specific allocation of accrued and unpaid income	7	176,591,493	147,629,066
Deductions of Intangible Assets	5	968,852	968,853
Depreciation of equipment, property and plant	12	3,945,693	2,940,434
Bad debts provision	8	84,291,410	21,008,477
Income Tax	13	1,118,761,174	1,204,709,592
Accrued and unpaid borrowing interest costs		97,397,932	36,642,248
Accrued deferred revenues and additional consideration	9	(181,461,647)	(143,907,831)
Accrued and unpaid Exchange differences		908,928,758	572,711,100
Contingencies provision	9	27,458,849	27,593,190
Changes in operating assets and liabilities:
Changes in trade receivables		(256,401,132)	(315,897,434)
Changes in other receivables		(1,403,836,194)	(468,902,978)
Changes in other assets		1,152,906	(1,822,123)
Changes in accounts payable and others		419,079,375	646,459,028
Changes in liabilities for current income tax		(256,745,629)	(204,035,400)
Changes in provisions and other charges		149,007,698	52,422,637
Changes in fee payable to the Argentine National Government		(147,629,066)	(89,674,994)
Changes in borrowings		390,885,608	254,249,491
Increase of intangible assets		(3,654,672,978)	(2,230,627,786)
Income tax paid		(1,551,801,600)	(161,145,994)
Net cash used/ provided by operating activities		(860,672,912)	1,695,500,480
Cash Flow for investing activities
Acquisition of property, plant and equipment	12	(3,007,701)	(15,202,515)
Net Cash Flow used in investing activities		(3,007,701)	(15,202,515)
Cash Flow from financing activities
New Borrowings		6,312,000,000	-
Borrowings paid- principal	6	(3,002,864,488)	(801,762,602)
Borrowings paid- interests	6	(743,580,317)	(377,039,880)
Cash flow release		490,566,044
Dividends paid	9	(935,000,000)	-
Net Cash Flow generated/ used in financing activities		2,121,121,239	(1,178,802,482)
Net Increase in cash and cash equivalents		1,257,440,626	501,495,483
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year (*)		779,742,867	209,478,893
Net Increase in cash and cash equivalents		1,257,440,626	501,495,483
Foreign Exchange differences		282,571,105	68,768,491
Cash and cash equivalents at the end of the year (*)		2,319,754,598	779,742,867
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases		27,930,268	44,786,598
Dividends on preferred shares		12,338,288	12,096,360

(*)	Does not include restricted cash at January 1, 2017 for $ 490,566,044.
Does not include restricted cash at the beginning and at the end for $395,715,247 and $ 490,566,044 respectively at December 31, 2016.

The accompanying notes are an integral part of these Consolidated Financial Statements.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2017 is still pending.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Main terms and conditions of the Concession Agreement:

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

•	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds
•	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.
•	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016. Pursuant to each of those Resolutions, the ORSNA has approved increases to the aeronautical fees.

Pursuant to Resolution No. 167/15, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the 2013-2014 period, according to the following rules:

(i)       to re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an increase in aeronautical fees; and

(ii)      to maintain the benefit airlines paying on time are entitled to under to Resolution ORSNA 10/09, dated January 28, 2009, pursuant to which such airlines pay rates equivalent to 30% discount on the values set forth in Annex II of the Memorandum of Agreement, instead of paying the rates established by Resolution 167/15.

Most recently, pursuant to Resolution No. 100/2016, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2016, according to the following rules:

(i)       To re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an adjustment in aeronautical fees; and

(ii)      To maintain the benefit airlines paying on time are entitled to under to Resolution ORSNA 10/09, dated January 28, 2009, pursuant to which such airlines pay rates equivalent to 30% discount of the international aeronautical charges set forth in Annex II of the Memorandum of Agreement, instead of paying the rates established by ORSNA Resolution 100/16.

In addition, by means of Resolution No. 101/2016, the ORSNA approved a 14% decrease to the rate of the international passenger use fees and a 150% increase to the rate of the domestic passenger use fees.

We filed a claim with the ORSNA regarding the adjustments to the rates approved by Resolution No. 101/2016 and against Resolution 100/16.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”.

Following the increase of tariffs granted by the National Government in 2014 (Note 1.2) a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

The Company has requested the write- off of the two new trust accounts previously mentioned, still pending resolution.

1.3. Investments

Under the terms of the Concession Agreement, the Company is required to make capital expenditures in accordance with the investment plan submitted with the Memorandum of Agreement, which sets forth our required investment commitments for the period from 2006 through the end of the Concession Agreement in 2028. Under the Concession Agreement, our total required investment commitments from January 2006 until 2028 are $2,158.4 million (calculated in December 2005 values). As of December 31, 2017, we have invested $1,876.9 million (calculated in December 2005 values) under our investment plan.

Compliance with the investment plan was evaluated after the first five-year period following the effective date of the Memorandum of Agreement. The first five-year period ran from December 13, 2007 until December 31, 2012, while the second five-year period overlaps with the first five-year period and ran from January 1, 2011 to December 31, 2015. The Company is allowed to compute the amounts invested in 2012 in each five-year period. For the period from January 1, 2017 through the end of the Concession Agreement, the investment plan will be revised and approved by the ORSNA every five years, notwithstanding other adjustments that the ORSNA may apply within its annual review of the economic equilibrium. The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within our airports.

Under the Concession Agreement, the ORSNA may revise the timing of the works contemplated in the applicable investment plan and may also modify the investment plan to require additional works, provided that such modifications may not require investment commitments in excess of those already contemplated for the relevant annual period.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25,675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned. To date, the Court has appointed as expert the Argentine Centre of Engineers to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97,420,000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.3. Investments (Contd.)

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee performance of the works under the investment plan, the Company is required to enter into a guarantee with a value equal to 50% of the works planned for the year before March 31 of each year. The Company has granted a surety bond in the amount of $ 1,465,586,500.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for $ 410,562,963.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 500,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares (Contd.)

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Dismissal and Compensation of Claims

Through the approval of the Agreement, the Argentine National Government and the Company agreed upon a process for the settlement of such mutual claims.

The Company has withdrawn all claims and appeals previously filed against the Argentine National Government. In turn, the Regulating Agency of the National Airport System (ORSNA) agreed to dismiss the summary proceedings initiated against The Company because of the failure to pay the fee.

Regarding mutual claims at the time of the Agreement there was a balance favorable to the Argentine National Government that the Company cancelled in full.

To cancel part of the debt, AA 2000 issued preferred shares in favor of the Argentine National Government. Such preferred shares, originally issued for $ 496.16 million accrue a fixed annual dividend equivalent to 2% payable in preferred shares capitalized up to the year 2019 (Note 17). Additionally, as from 2020, the Argentine National Government can convert the preferred shares into common shares, to the extent Aeropuertos Argentina 2000 S.A. has not redeemed them prior to that date, up to a 12.5% per year of the initial preferred shares amount. The redeemable preferred shares at the option of the issuer result in its classification within shareholders´ equity, to the extent the option has not been exercised or cannot be duly exercised.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.17	Net Shareholders ‘equity at closing	Income for the year
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	19,377,736	19,514,336	6,229,080
Cargo & Logistics SA.	5,566,259	98.63%	3,976,968	4,032,209	(3,033,646)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(1,119)
Texelrío S.A. (3)	84,000	70.00%	29,567,138	40,524,483	9,475,959
Villalonga Furlong S.A (4)	123,700	1.46%	92,775	6,327,531	(3,079,792)

(1)	Companies incorporated in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares.
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Company´s accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance

NOTE 3 – ACCOUNTING POLICIES

The Consolidated Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 6, 2018.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 26 and 29 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Consolidated Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Financial Statements of AA2000 as of December 31, 2016, timely approved by the Company’s Board and Shareholders.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Subsidiaries

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Cont.)

5) Intangible Assets (Contd.)

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

6) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

7) Other assets

Other assets are deferred charges that are valued at historical cost, net of accumulated depreciation.

8) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

9) Capital Stock

Capital stock is represented by common, non-endorsable shares of AR$ 1 par value and preferred shares of AR$ 1 par value.

10) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less.

Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Cont.)

11) Borrowings

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

12) Financial Costs

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period to get ready for their intended use or sale are added to the cost of such assets until the assets are substantially ready to be used or sold.

13) Leases

Leases are classified as financial leases when substantially all risks and rewards of ownership are transferred to the lessee. When those conditions are not met, leases are classified as operating leases.

Assets acquired under financial leases are classified as non-current assets and are valued at the lease commencement at the lower of the present value of the minimum lease payments or at the fair value of the asset acquired. A liability is recognized for the corresponding obligation with the lessor. Financial cost is accrued using the effective interest method and it is included under financial expenses.

Operating leases under fixed rent are expensed on a straight-line basis during the term of the lease. Any variable or contingent rent, including the inflation adjustment of fixed rent contracts, is recognized as expense of the period in which payment is probable.

14) Current and deferred income tax

Income tax expense for the year comprises current and deferred income tax and is recognized in the Consolidated Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria, and differences from capitalization of interest during construction. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Cont.)

14) Current and deferred income tax (Contd.)

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

15) Provisions

Provisions are recognized in the consolidated financial statements when:

a)   The Group has a present obligation (legal or constructive) because of past events,

b)   It is probable that an outflow of resources will be required to settle such obligation and

c)   The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

16) Revenues

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)	Non Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Group performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the Group recognizes construction revenues and costs during the construction period.

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Cont.)

17) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

18) Other income and expenses

It mainly includes the revenues from the Strenghtening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at reasonable value since there is certainty that such benefit will be received

19) Changes in accounting policies and disclosures

The following rules and modifications have been adopted by the Group for the first time for the year that began on January 1, 2017:

• Recognition of deferred tax assets for unrealized losses - amendments to IAS 12, and

• Disclosure initiative - amendments to IAS 7

The adoption of these amendments had no impact on the amounts recognized in previous years. Most modifications will also not affect current or future periods. The amendments to IAS 7 require the disclosure of changes in liabilities arising from financing activities, in spite of not seeing note 25.

New accounting standards and interpretations issued by the IASB not effective at December 31, 2017 and not early adopted by the Company.

NIIF 9 “Financial Instruments”

On July 2014, the IASB amended IFRS 9 “Financial Instruments” and establishes new requirements for the classification and measurement of financial assets and liabilities, which are applicable to financial statements for fiscal years beginning January 1, 2018.

The Group has reviewed its financial assets and liabilities and expects the following impact due to the adoption of the new standard on January 1, 2018:

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Cont.)

19) Changes in accounting policies and disclosures (Contd.)

There will be no impact on the accounting of financial liabilities, since the new requirements only affect the financial liabilities designated at fair value with changes through results (VR-Results) and the Group has no liabilities of this type. The rules for unsuscription have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been modified.

The new impairment model requires impairment estimates based on expected credit losses, instead of credit losses incurred under IAS 39. Applied to financial assets at amortized cost, debt instruments measured at fair value through other comprehensive incomes (VRORI), contractual assets in accordance with IFRS 15 Revenue from contracts with customers, accounts receivable for leases, loan commitments and certain financial guarantee contracts. According to the evaluations made to date, a small increase in the estimate of losses for clients is expected in approximately 6%. It also introduces broader disclosure requirements and changes in presentation. Therefore, the nature and extent of the disclosures of financial instruments are expected to change, particularly in the year of adoption of the new standard.

The Group will apply the new rules retrospectively as of January 1, 2018, with the practical resources allowed by the standard.

IFRS 15 “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15 “Revenue from contracts with customers”, that is effective to annual periods as from January 1, 2018, allowing for its early adoption.

The objective of IFRS 15 is to establish the principles that an entity shall apply to report to users of financial information about the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers.

The core principle is that an entity will recognize revenue to depict the transfer of control of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Management evaluated the effects of the application of the new standard and has identified that the application of IFRS 15 may result in the identification of separate performance obligations in relation to permit holder contracts that could affect the timing of recognition of future income.

The Company adopts the modified retrospective approach contemplated in the standard.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Cont.)

19) Changes in accounting policies and disclosures (Contd.)

The Company is analyzing the impact of the application of IFRS15, however, it is expected that its application will not have a significant impact on the results of the operations or on the financial position of the Company.

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

The Company is analyzing the impact of the application of IFRS 16.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

20) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2016 and are mentioned in Note 22.

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

21) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group´s entities are measured using the corresponding functional currency i.e the currency of the primary economic environment in which the entity operates. The functional currency of all group entities is the Argentine peso, which is also the presentation currency of the consolidated financial statements.

The Company has evaluated and concluded that at the date of the financial statements the conditions established in the IAS 29 “Financial Reporting for Hyperinflationary Economies” are unmet in order to consider Argentina as a hyperinflationary economy. At the end of the reported period, considering the argentine peso does not gather the characteristics to be considered a as a currency from a hyperinflationary economy according to the guidelines established in the Standard and the government expectations towards the reduction of the inflation level, the current condensed financial statements have not been re expressed in constant currency.

In the last years, certain macroeconomic variables that affect the Company business, as salaries and prices of supplies, have had important annual variations. This circumstance should be considered in the evaluation and interpretation of the financial situation and results presented by the Company in these financial statements.

These consolidated financial statements have been prepared under the historical cost convention.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 4 –	BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	12.31.17	12.31.16
	$
Cash and cash equivalents
Cash and funds in custody	23,409,956	16,274,055
Banks	2,018,403,943	672,929,708
Checks not yet deposited	22,862,046	14,670,848
Time deposits	255,078,653	566,434,300
	2,319,754,598	1,270,308,911
Trade receivables
Trade receivables	1,173,820,499	934,410,644
Related parties (Note 7)	4,565,000	7,950,711
Checks-postdated checks	32,638,434	12,261,446
Provision for bad debts (Note 8)	(154,777,968)	(70,486,558)
	1,056,245,965	884,136,243
Other current receivables
Expenses to be recovered	1,570,056	2,696,613
Guarantees granted	5,637,870	5,410,718
Tax credits	308,972,682	138,086,598
Prepaid Insurance	17,340,779	13,071,504
Other	3,789,581	3,630,103
	337,310,968	162,895,536

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 4 –	BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	12.31.17	12.31.16
	$
Other non-current receivables
Tax credits	754,217	946,973
Trust for Strengthening	2,549,103,960	1,315,496,494
Prepaid expenses	-	3,993,948
	2,549,858,177	1,320,437,415
Accounts payable and other current
Obligations payable	419,020,984	313,489,480
Suppliers	685,513,316	508,160,738
Foreign suppliers	44,080,464	6,391,654
Related Parties (Note 7)	86,767,660	127,104,946
Salaries and social security liabilities	422,441,830	284,021,643
Other fiscal liabilities	100,735,179	98,396,654
	1,758,559,433	1,337,565,115
Accounts payable and other non-current
Tax liabilities	128,108,326	130,023,269
	128,108,326	130,023,269

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Revenues
Aeronautical revenues	7,053,184,420	5,377,123,124
Non-Aeronautical revenues	5,620,838,320	4,725,250,960
	12,674,022,740	10,102,374,084

Other incomes and expenses nets
Trust for Strengthening (Note 1.1)	314,302,049	250,470,873
Others	(22,085,705)	(19,667,256)
	292,216,344	230,803,617

Finance Income
Interest	554,327,759	161,902,305
Foreign Exchange differences	315,860,368	133,868,960
	870,188,127	295,771,265

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 4 –	BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	12.31.17	12.31.16
	$
Finance Expenses
Interest	(582,555,204)	(467,959,436)
Foreign Exchange differences	(1,168,034,832)	(611,774,558)
	(1,750,590,036)	(1,079,733,994)
	(880,401,909)	(783,962,729)
Income Tax
Current	(1,110,944,199)	(1,233,809,859)
Deferred	(7,816,974)	29,100,267
	(1,118,761,174)	(1,204,709,592)

NOTE 5 – INTANGIBLE ASSETS

	12.31.17	12.31.16
	$
Original Values
Balance at January 1	8,806,384,322	6,531,938,791
Acquisition	3,845,217,553	2,275,414,384
Impairment (1)	(968,852)	(968,853)
Balance at December 31	12,650,633,023	8,806,384,322

Accumulated Amortization
Balance at January 1	(1,500,497,074)	(1,168,598,275)
Amortization of the year (Note 10)	(526,080,236)	(331,898,799)
Balance at December 31	(2,026,577,310)	(1,500,497,074)
Total Net Balance at December 31	10,624,055,713	7,305,887,248

(1) Corresponds to the impairment of goodwill for the purchase of Texelrío S.A.

During the year ended at December 31, 2017, the Company has capitalized expenses for finance interest for the amount of $162,614,307.

No expenses for finance interest have been capitalized during the year ended at December 31, 2016.

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS

	12.31.17	12.31.16
	$
Non-current
Bank borrowings	-	16,594,360
Negotiable Obligations	7,459,600,000	2,214,578,455
Finance lease liabilities	39,501,664	48,316,760
Cost of issuance of Negotiable Obligations	(97,940,139)	(8,518,248)
Total Non-Current	7,401,161,525	2,270,971,327
Current
Bank borrowings	17,865,756	31,876,630
Negotiable Obligations	96,126,536	784,075,472
Finance lease liabilities	35,983,827	31,218,021
Cost of issuance of Negotiable Obligations	-	(2,886,979)
Total Current	149,976,119	844,283,144
Total	7,551,137,644	3,115,254,471

Changes in borrowings:

	2017	2016
	$
Balance at January 1	3,115,254,471	3,222,048,228
New borrowings	6,339,930,268	44,786,598
Payments of borrowings	(3,746,444,805)	(1,178,802,482)
Accrued interests	693,511,315	385,742,536
Foreign Exchange differences	1,148,886,395	641,479,591
Net Balance at December 31	7,551,137,644	3,115,254,471

The carrying amounts and fair value of borrowings are as follows:

	Carrying amount	Fair value	Carrying Amount	Fair value
	12.31.17		12.31.16
	$
Bank borrowings	17,865,756	17,865,756	48,470,990	48,470,990
Negotiable Obligations	7,457,786,397	7,505,755,729	2,987,248,700	3,152,073,987
Finance lease liabilities	75,485,491	75,485,491	79,534,781	79,534,781
Total	7,551,137,644	7,599,106,976	3,115,254,471	3,280,079,758

(1)	Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

Following the end of the current year, on February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of U$D 157,500,000.

On December 31, 2016 the item Cash and Cash Equivalents of the statements of Financial Position included $ 490,566,044 to guarantee the payment of negotiable obligations valid at that date and early redeemed during the year.

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2017 and 2016 are as follows:

	12.31.17	12.31.16
	$
Trade receivables net- Current
Other related companies	4,565,000	7,950,711
	4,565,000	7,950,711

Accounts payable and other- Current
Other related companies	86,767,660	127,104,946
	86,767,660	127,104,946

Provisions and other charges
Other related companies	426,249	426,249
Shareholders	245,000,000	-
	245,426,249	426,249

During the years ended December 31, 2017 and 2016, the Company has accrued to the cost $ 82,540,211 and $ 69,854,932 respectively with Proden SA for management control services, financial assistance, internal audit, systems outsourcing and technology and rent and maintenance of offices. During the years ended December 31, 2017 and 2016, the Company has accrued with Helport S.A. to intangible assets $ 715,235,455 (including the works of terminal and control tower of Cordoba, platform and runway of Tucumán and parking and thermo-mechanical installation of Aeroparque, among others) and $ 169,428,601 respectively and at cost for the years ended on 31 of December 2017 and 2016 $ 48,725,307 and $ 43,035,126 respectively. Likewise, AA2000 has accrued intangible assets at December 31, 2017 and 2016 for $ 5,415,103 and $ 485,905,875, respectively, corresponding to the work of Mendoza being carried out by Jose Cartellone - Helport - UTE.

During the year, $ 935,000,000 of dividends have been paid to the shareholders according to their shareholding.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

At December 31, 2017 and 2016 the Company owed the Argentine National Government $176,591,493 and $147,629,066 respectively, corresponding to the specific allocation of revenues of each period (see Note 10) and has recorded a receivable for $2,549,103,960 and $1,315,496,494 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000 (See Note 4).

Furthermore, short term compensation to key management was $50,381,618 and $42,072,658 for the years ended at December 31, 2017 and 2016 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2017	2016
	$
Initial balance at January 1	70,486,558	49,478,081
Increases (Note 10)	84,291,410	21,008,477
Final Balance at December 31	154,777,968	70,486,558

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Litigation	Related parties	Deferred Income	Trust for works-Portfolio of Projects 2012/2014 (Note 1.2)	Guarantees Received	Customer Prepayments	Upfront fees from concessionaires	Dividends to be paid	Others	Total

At January 1, 2017	33,138,995	426,249	69,291,843	57,149,494	24,948,834	86,078,277	51,553,692	-	23,678	322,611,062
Increases	27,458,849	-	167,353,625	854,791,273	19,812,905	-	45,712,956	1,180,000,000	-	2,295,129,608
Decreases	(2,290,889)	-	-	(836,613,245)	(13,656,972)	(86,078,277)	-	(935,000,000)	(23,678)	(1,873,663,061)
Accruals	-	-	(144,527,472)	-	-	-	(36,934,175)	-	-	(181,461,647)
At December 31, 2017	58,306,955	426,249	92,117,996	75,327,522	31,104,767	-	60,332,473	245,000,000	-	562,615,962

At January 1, 2016	7,324,560	426,249	28,133,729	33,926,419	22,995,065	232,051,384	61,641,160	-	4,500	386,503,066
Increases	27,593,190	-	169,964,839	560,901,351	21,917,872	7,344,370	5,013,638	-	23,678	792,758,938
Decreases	(1,778,755)	-	-	(537,678,276)	(19,964,103)	(153,317,477)	-	-	(4,500)	(712,743,111)
Accruals	-	-	(128,806,725)	-	-	-	(15,101,106)	-	-	(143,907,831)
At December 31, 2016	33,138,995	426,249	69,291,843	57,149,494	24,948,834	86,078,277	51,553,692	-	23,678	322,611,062

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Administrative expenses	Distribution and selling expenses	Total
	$
Year ended at 12.31.17
Specific allocation of revenues	1,885,812,291	-	-	1,885,812,291
Airport services and maintenance	1,829,573,534	24,223,220	11,659,108	1,865,455,862
Amortization of intangible assets	519,516,430	5,549,177	1,014,629	526,080,236
Depreciation of property, plant and equipment	3,945,611	-	82	3,945,693
Salaries and social security contributions	1,834,730,208	246,256,105	44,557,304	2,125,543,617
Fees for services	51,378,187	89,245,172	10,146,711	150,770,070
Public utilities and contributions	268,786,279	2,670,054	2,083,397	273,539,730
Taxes	56,072,485	153,882,517	672,484,572	882,439,574
Office expenses	193,941,279	182,433,476	6,134,514	382,509,269
Insurance	35,210,573	4,224,665	-	39,435,238
Advertising expenses	-	-	39,432,574	39,432,574
Bad debts charges	-	-	84,291,410	84,291,410
Board of Directors and Supervisory Committee fees	-	13,764,000	-	13,764,000
Other	6,770,007	2,338,733	687,161	9,795,901
Total at 12.31.17	6,685,736,884	724,587,119	872,491,462	8,282,815,465
Year ended at 12.31.16
Specific allocation of revenues	1,502,825,238	-	-	1,502,825,238
Airport services and maintenance	1,404,964,148	47,022,756	10,120,141	1,462,107,045
Amortization of intangible assets	326,754,515	4,852,788	291,496	331,898,799
Depreciation of property, plant and equipment	2,940,353	-	81	2,940,434
Salaries and social security contributions	1,337,354,749	209,482,222	51,615,236	1,598,452,207
Fees for services	49,844,726	64,314,635	5,927,121	120,086,482
Public utilities and contributions	208,693,161	1,357,454	1,790,991	211,841,606
Taxes	67,433,272	111,769,891	533,629,237	712,832,400
Office expenses	155,150,159	137,401,967	5,989,103	298,541,229
Insurance	25,923,533	967,750	-	26,891,283
Advertising expenses	-	-	25,455,784	25,455,784
Bad debts charges	-	-	21,008,477	21,008,477
Board of Directors and Supervisory Committee fees	-	11,202,000	-	11,202,000
Other	6,091,103	2,501,749	4,825	8,597,677
Total at 12.31.16	5,087,974,957	590,873,212	655,832,492	6,334,680,661

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.17		Foreign exchange rates	Amount in local currency at 12.31.17	Amount in local currency at 12.31.16
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	86,241,232	18.5490	1,599,688,612	406,814,065
	Euros	-	22.2829	-	22,045
Trade receivables	US$	835,748	18.5490	15,502,290	-

Other borrowings	US$	41,629,990	18.5490	772,194,685	535,096,020
Total current assets				2,387,385,587	941,932,130
Total assets				2,387,385,587	941,932,130
LIABILITIES
CURRENT LIABILITIES
Accounts payable and others	US$	3,357,034	18.6490	62,605,327	59,977,266
	Euros	574,930	22.4497	12,907,006	-
Borrowings	US$	5,449,856	18.6490	101,634,365	800,374,692
Provisions and other charges	US$	-	18.6490	-	83,422,500
Total current liabilities				177,146,698	943,774,458

NON-CURRENT LIABILITIES
Borrowings	US$	400,825,621	18.6490	7,474,997,006	2,242,620,928

Total non-current liabilities				7,474,997,006	2,242,620,928
Total liabilities				7,652,143,704	3,186,395,386
Net liability position				5,264,758,117	2,244,463,256

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Vehicles and machinery	Installations	Furniture and office equipment	Construction in progress	Total
	$
Year ended December 31, 2017
Net book value at January 1, 2017	2,622,029	20,343,778	23,067	4,974	3,797,739	26,791,587
Acquisitions	-	2,593,514	-	-	414,187	3,007,701
Transfers	-	-	-	-	-	-
Depreciation and amortization	(443,473)	(3,495,834)	(4,764)	(1,622)	-	(3,945,693)
Net book value at December 31, 2017	2,178,556	19,441,458	18,303	3,352	4,211,926	25,853,595
Year ended December 31, 2016
Net book value at January 1, 2016	2,967,292	8,535,432	27,828	7,664	2,991,290	14,529,506
Acquisitions	-	14,396,066	-	-	806,449	15,202,515
Transfers	-	-	-	-	-	-
Depreciation and amortization	(345,263)	(2,587,720)	(4,761)	(2,690)	-	(2,940,434)
Net book value at December 31, 2016	2,622,029	20,343,778	23,067	4,974	3,797,739	26,791,587

NOTE 13 – INCOME TAX

On December 29, 2017, the National Executive Office issued Law 27430 - Income Tax. This law has introduced several changes in the treatment of income tax whose key components are the following:

Income Tax Rate: The Income Tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years starting from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020, inclusive.

Tax on dividends: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments to: human persons, undivided estates or beneficiaries abroad, with the following considerations: (i) the dividends derived from the profits generated during fiscal years beginning on January 1, 2018 and until December 31, 2019 will be subject to a 7% withholding; and (ii) Dividends originated from gains obtained for years beginning on or after January 1, 2020 will be subject to a 13% withholding tax.

Dividends arising from benefits obtained up to the year prior to that commenced on or after January 1, 2018 will continue to be subject, for all beneficiaries of the same, to the 35% withholding on the amount that exceeds the distributable tax-free profits (transition period of the equalization tax).

33

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

Optional tax revaluation: The regulation establishes that, at the option of the Companies, the tax revaluation of the assets located in the country and that are affected to the generation of taxable profits may be carried out. The special tax on the amount of the revaluation depends on the asset, being of 8% for the real estate that does not have the character of inventories, of 15% for the real estate that have the character inventories, and of the 10 % for movable property and the rest of the assets. Once the option for a certain asset is exercised, all other assets in the same category must be revalued. The tax result that originates the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from said tax.

As of the date of these financial statements, the Company is evaluating the exercise of such option. The exercise of the revaluation option must be effected once only within the period established in the regulations.

Updates of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018, will be updated, based on the percentage variations of the Internal Wholesale Price Index (IPIM) provided by the National Institute. of Statistics and Census, situation that will increase the deductible amortization and its cost accrued in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2017 and 2016:

	12.31.17	12.31.16
	$
Income before income tax	3,806,086,524	3,216,991,697
Tax calculated at applicable tax rate (1)	1,332,130,283	1,125,947,094
Tax effects of:
Differences at applicable tax rate (a)	(213,369,109)	78,762,498
Income Tax Expense	1,118,761,174	1,204,709,592

(1)	The current tax rate at December 31, 2017 and 2016 is 35%.

The applicable effective tax rate was 29.39% and 37.45% as of December 31, 2017 and 2016, respectively.

(a)	Corresponds to the effect of applying to the deferred tax assets and liabilities the changes in the income tax rates in accordance with the tax reform based on the expected year of realization thereof.

34

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets: Item	Trade receivable nets	Related parties	Provisions and other charges	Borrowings	Tax loss carry- forwards	Total

Balance at 12.31.15	17,477,905	125,839	29,502,567	741,094	-	47,847,405
Movement for the year
Charge to income	7,192,387	-	13,148,833	3,341,048	(1,191,455)	22,490,813
Variation of the Prevision	-	-	-	-	1,191,455	1,191,455
Balance at 12.31.16	24,670,292	125,839	42,651,400	4,082,142	-	71,529,673
Movement for the year	-	-	-	-	-	-
Charge to income	14,380,838	(35,953)	(2,139,739)	1,843,930	1,218,101	15,267,177
Variation of the Prevision	-	-	-	-	(1,218,101)	(1,218,101)
Balance at 12.31.17	39,051,130	89,886	40,511,661	5,926,072	-	85,578,749

Deferred tax liabilities: Item	Intangible Assets and property, plant and equipment	Borrowings	Accounts payable			Total
Balance at 12.31.15	144,639,262	8,012,481	854,998	-	-	153,506,741
Movement for the year
Charge to income	(6,077,529)	-	-	-	-	(6,077,529)
Balance at 12.31.16	138,561,733	8,012,481	854,998	-	-	147,429,212
Movement for the year
Charge to income	21,866,050	-	-	-	-	21,866,050
Net balance at 12.31.17	160,427,783	8,012,481	854,998	-	-	169,295,261
Net balance at 12.31.15	-	-	-	-	-	(105,659,336)
Net position at 12.31.16						(75,899,539)
Charge to income 2016						29,759,798
Net position at 12.31.17						(83,716,512)
Charge to income 2017						(7,816,974)

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

At December 31, 2017 and 2016, the Company has not recognized $1,218,801 and $1,191,455, of fiscal loss, respectively.

NOTE 14 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2017 and 2016 include $5,457,870 and $5,230,718 corresponding to guarantees granted to third parties in connection with lease agreements.

35

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK

At December 31, 2017 capital stock is as follows:

Par Value
$
Paid-in and subscribed	875,431,652
Registered with the Public Registry of Commerce	875,431,652

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 616,914,353 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not yet received iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 15, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 616,914,353 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

36

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2017 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 616,914,353 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

37

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

NOTE 17 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

- Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30,369,048 preferred shares

- Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10,530,609 preferred shares

- Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10,741,221 preferred shares

- Shareholders’ General Ordinary , Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10,956,046 preferred shares

- Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11,175,167 preferred shares

- Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11,398,670  preferred shares

- Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11,626,643 preferred shares

- Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11,859,176 preferred shares

- Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,359 preferred shares

- The preferential dividend accrued for the year ended December 31, 2017 is $ 12,338,287 and will be recorded at the time of its approval by the Shareholders' Meeting

38

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 18 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special classes A, B, C and D and special preferred shares held on April 26, 2017 resolved to distribute $ 1,180,000,000 of cash dividends among the shareholders of classes A, B, C and D of shares in accordance with their respective holdings and delegated to the board of directors the determination of the timing and opportunity of distribution of dividends to shareholders holding ordinary shares classes A, B, C and D, according to cash availability, in proportion to their respective holdings. For these purposes, the request of the national State will be considered regarding the application of an amount equivalent to the dividends distributed to the execution of infrastructure works in addition to the contractual commitment and any other commitment assumed by the company in the airports of the National Airports System.

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS´ORDINARY AND SPECIAL OF CLASS A, B, C AND D AND SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 25, 2016 AND APRIL 26, 2017 AND RESOLUTION OF SHAREHOLDERS’ ORDINARY AND EXTRAORDINARY GENERAL MEETING OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 18, 2016

The Shareholder’s general ordinary and special meeting of Class “A”, “B”, “C” and “D” and special of preferred shares held on April 25, 2016 decides among other issues:

- That the income of the year ended at December 31, 2015 has the following destination:

(i)	$22,810,817 for the constitution of the legal reserve;
(ii)	$11,859,176 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolution of the general extraordinary meeting of the Company’s shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	The remaining $421,546,352 is allocated together with the facultative reserve to the compliance of the works of the year 2015, that totalize $511,546,352, to the constitution of two facultative reserves a) to secure compliance of works committed to the year 2016, for $210,000,000; and b) to guarantee the payment of dividends when the Company is in condition to distribute for $301,546,352.

39

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS´ORDINARY AND SPECIAL OF CLASS A, B, C AND D AND SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 25, 2016 AND APRIL 26, 2017 AND RESOLUTION OF SHAREHOLDERS’ ORDINARY AND EXTRAORDINARY GENERAL MEETING OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 18, 2016 (Contd.)

-	Issue 11,859,176 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the argentine National Government as per Class A, B and C Shareholder’s General, Extraordinary and Special Meeting held on March 6, 2008;

-	Increase the capital stock from $851,476,116 to $863,335,292 i.e., in the amount of $11,859,176 (eleven million, eight hundred fifty nine thousand, one hundred and seventy six pesos) through the issuance of 11,859,176 preferred shares of $1 (one peso) par value, with no vote; and

-	That the Argentine National Government subscribes the preferred shares fully.

On the other hand, the ordinary and extraordinary general meeting held on July 18, 2016 resolved, among other issues in society implementing the audit committee.

The Article X of the By-laws was amended by removing paragraph stating that the audit committee would begin to take effect at the time that the company be admitted to the system of public offering of its shares. In turn, the rules of procedure of the audit committee was approved.

This reform was registered with the Public Registry on October 11, 2016, under number 19,601 of Book 81 of Corporations.

40

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS´ORDINARY AND SPECIAL OF CLASS A, B, C AND D AND SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 25, 2016 AND APRIL 26, 2017 AND RESOLUTION OF SHAREHOLDERS’ ORDINARY AND EXTRAORDINARY GENERAL MEETING OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 18, 2016 (Contd.)

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

-	That the income of the year ended at December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;

(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription,; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

41

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS´ORDINARY AND SPECIAL OF CLASS A, B, C AND D AND SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 25, 2016 AND APRIL 26, 2017 AND RESOLUTION OF SHAREHOLDERS’ ORDINARY AND EXTRAORDINARY GENERAL MEETING OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 18, 2016 (Contd.)

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports.

NOTE 20 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.2017	12.31.2016
Income for the year, net dividends accrued	2,674,987,063	2,000,185,745
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	10.3474	7.7371

NOTE 21 – FINANCIAL RISK MANAGEMENT

Risk of exchange rate

A substantial portion of the revenues of the Company are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on a the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

42

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Our debt for borrowings in foreign currency at December 31, 2017 and 2016 was an equivalent of $7,576,631,371 and $3,042,995,620 of a total debt of $10,476,747,974 and $6,041,902,315 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2017 and 2016 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase or reduction of $12,870,697 and $5,947,309 in the assets and $40,963,251 and $20,052,834 in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Group places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Group has not had significate losses in such accounts.

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Company depends on key clients, as Aerolineas Argentinas SA, VRG Linhas Aereas SA and LAN Airlines SA. The Group has not had significate losses because of the non-execution of any counterpart of the permits granted by the concessionaries.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

43

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Liquidity risk

The financial condition, the liquidity of the Company and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Group settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2018	2nd Quarter 2018	3rd Quarter 2018	4th Quarter 2018	2018	2019	2020- 2028
Long- term liabilities (1)	11,865,157	1,288,445	15,996	457,066	279,896	2,041,403	1,319,855	8,503,899
Leases	75,486	8,996	8,996	8,996	8,996	35,984	22,911	16,591
Purchase obligations (2)	4,013,026	1,123,647	1,043,387	963,126	882,866	4,013,026	-	-
Other obligations	324,513	-	-	-	324,513	324,513	-	-
Total Contractual Obligations	16,278,182	2,421,088	1,068,379	1,429,188	1,496,271	6,414,926	1,342,766	8,520,490

(1) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local borrowings.

(2) Includes pending payable purchase obligations at 12/31/2017.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The weighted average of the nominal variable interest rate in argentine pesos for the debt instruments at this type of rate is 24.83% for the year ended at December 31, 2017.

The total debt of the Company at a variable rate is of $61,172,070 (0.81% of total borrowings) at December 31, 2017.

44

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017 establish certain commitments for the Company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Group makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.17	12.31.16
	$
Total borrowings	7,551,137,644	3,115,254,471
Less: Cash and cash equivalents	(2,319,754,598)	(1,270,308,911)
Net liability	5,231,383,046	1,844,945,560
Total shareholder’s equity	6,441,139,094	4,933,813,744
Index of indebtedness	81.22%	37.39%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

• Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

45

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category (contd.)

The following table presents the Group's financial instruments measured at fair value:

ASSETS	12.31.2017	12.31.2016
Financial assets at amortized cost
Credits by sells	1,211,023,933	954,622,801
Other credits	2,560,101,467	1,327,233,928
Cash and cash equivalent	2,319,754,598	1,270,308,911
Total	6,090,879,998	3,552,165,640

Financial assets at fair value	-	-
Total	-	-

LIABILITIES	12.31.2017	12.31.2016
Financial liabilities at amortized cost
Loans	7,551,137,644	3,115,254,471
Trade accounts payable	1,657,824,254	1,239,168,461
Provisions and other charges	504,309,007	289,472,067
Total	9,713,270,905	4,643,894,999

Financial liabilities at fair value	-	-
Total	-	-

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

46

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd,)

Bad debts:

The Company makes estimates to calculate at a certain time the provision for bad debts. Judgments regarding provision for bad debts are conducted based on an individual analysis of the portfolio of customers.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Company.

Application of IFRIC 12:

The Group has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Group. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Group may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Group may generate. As a result, the Group defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Group could be subject to sanctions and the concession could be revoked.

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2017	2016
	$
Clients
Group 1		-
Group 2	883,903,316	755,501,266
Group 3	172,342,649	128,634,977
Total unimpaired trade receivables	1,056,245,965	884,136,243

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

47

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS (Contd.)

Breakdown of financial assets date is as follows:

		Due dates					Without established
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	term	Total
	$
Trade receivables	90,241,241	950,375,429	10,532,764	4,680,927	415,604	-	-	1,056,245,965

NOTE 24 – CONTINGENCIES

The Group has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

a) Legal actions for airport fees

Section 2 of Decree 577/2002 states that “all airport fees for international flights, including neighboring countries, included in the Tariff Schedules are expressed in US dollars…”. Emergency Decree 1910/2002, published in the Official Gazette on October 1, 2002, ratified Decree 577/2002. Decree 1799/07 guaranteed that the tariff schedule would remain effective.

Different aircraft operators and some consumer associations filed motions in court challenging the application of the abovementioned regime.

On August 26, 2008, the Argentine Supreme Court ruled on the case “Mexicana de Aviación v. Government et al” [Mexicana de Aviación c/ EN y otros] and confirmed the validity of the provisions that prescribed that domestic airport fees are denominated in local currency and international airport fees are denominated in US dollars (Decrees 577/02, 1910/02 and 1799/07), the criteria that was followed in the lower instances. The matter is completely settled as of the date of these financial statements.

Regarding passenger airport fees, the Supreme Court dismissed the legal action filed by the Asociación Vecinal Belgrano C and other consumer associations referring to the “Mexicana” case. (Sentence dated June 13, 2013).

48

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

b) Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

•	Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Claim for real estate tax

•	Province of Cordoba

Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377, 45). The Dirección General de Rentas requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged. Regarding the main file, the Court of First Instance ordered the fiscal execution. The DGR requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36. The liquidation was challenged and an extension of the bond insurance previously provided was offered.

49

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

•	Province of Cordoba (Contd.)

The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677, and has not yet been resolved. It is necessary to indicate that the DGR, according to local procedural legislation, is in a position to execute the debt

Main File No. 6174715: the DGR of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, the DGR requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed, and have not yet been resolved

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

50

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2017 presented in comparative format (Contd.)

NOTE 25 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Financial lease liabilities after 1 year	1-year bank borrowings	Bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total

Balances at the beginning	31,218,021	48,316,760	31,876,630	16,594,360	781,188,493	2,206,060,207	3,115,254,471

Cash flows	(36,442,720)	-	(37,812,883)	-	(3,672,189,202)	6,312,000,000	2,565,555,195

Exchange rate	1,849,227	2,626,619	-	-	(185,981,472)	1,330,392,021	1,148,886,395

Other movements without cash	39,359,299	(11,441,715)	23,802,009	(16,594,360)	3,173,108,717	(2,486,792,367)	721,441,583

Net debt as of December 31, 2017	35,983,827	39,501,664	17,865,756	-	96,126,536	7,361,659,861	7,551,137,644

51

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the consolidated financial statements as of December 31, 2017 presented in comparative form. Prepared in accordance with IFRS standards.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

The main works carried out during the year 2017 are detailed in the Annual Report to the Separate Financial Statements:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of December 31, 2017, 2016, 2015, 2014, and 2013, respectively, is presented.

	12.31.17	12.31.16	12.31.15	12.31.14	12.31.13
	Thousands $
Current Asset	3,715,297	2,320,479	1,237,245	992,731	460,543
Non-current Assets	13,202,590	8,655,237	6,352,075	5,185,865	4,384,247
Total Assets	16,917,887	10,975,716	7,589,320	6,178,596	4,844,790

Current liabilities	2,801,545	3,508,859	1,900,804	1,521,184	941,825
Non- Current Liabilities	7,675,203	2,533,043	2,766,984	2,193,954	1,988,250
Total Liabilities	10,476,748	6,041,902	4,667,788	3,715,138	2,930,075
Net equity attributable to majority shareholders	6,429,967	4,925,482	2,916,391	2,460,174	1,913,442
Non-controlling interest	11,172	8,332	5,141	3,284	1,273
Net Equity	6,441,139	4,933,814	2,921,532	2,463,458	1,914,715
Total	16,917,887	10,975,716	7,589,320	6,178,596	4,844,790

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	12.31.17	12.31.16	12.31.15	12.31.14	12.31.13
	Thousands $
Gross Profit	5,991,351	5,016,856	2,629,661	2,067,114	1,160,732
Administrative and distribution and marketing expenses	(1,597,079)	(1,246,706)	(808,670)	(548,899)	(393,169)
Other net income and expenses	292,216	230,804	138,507	115,998	68,323
Operating profit	4,686,488	4,000,954	1,959,498	1,634,213	835,886
Income and financial costs	(880,402)	(783,962)	(1,259,043)	(790,693)	(613,967)
Result of investments accounted for using the equity method	-	-	-	(532)	-
Income before tax	3,806,086	3,216,992	700,455	842,988	221,919
Income tax	(1,118,761)	(1,204,710)	(242,381)	(295,813)	(79,615)
Result of the year	2,687,325	2,012,282	458,074	547,175	142,304
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	2,687,325	2,012,282	458,074	547,175	142,304
Result attributable to majority shareholders	2,684,485	2,009,091	456,216	546,733	144,023
Non-controlling interest	2,840	3,191	1,858	442	(1,719)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

4. Cash flow structure

	12.31.17	12.31.16	12.31.15	12.31.14	12.31.13
	Thousands $

Cash Flows generated by operating activities	(860,673)	1,695,500	437,379	476,936	260,201

Cash Flow generated by investing activities	(3,008)	(15,203)	(6,046)	(433)	(2,214)

Cash Flow generated by financing activities	2,121,121	(1,178,802)	(592,374)	(394,927)	(263,011)

Net Cash Flow generated by / (used in) of the year	1,257,440	501,495	(161,041)	81,576	(5,024)

5. Analysis of operations for the years ended at December 31, 2017 and 2016

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the years ended December 31, 2017 and 2016:

Revenues	12.31.17	% revenues	12.31.16	% revenues
	Thousands $		Thousands $
Aeronautical revenues	7,053,184	57.70%	5,377,123	53.20%
Non-aeronautical revenues	5,620,838	44.30%	4,725,251	46.80%
Total	12,674,023	100,00%	10,102,374	100,00%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the years ended December 31, 2017 and 2016 (Cont.)

The following table shows the composition of the aeronautical revenues for the years ended December 31, 2017 and 2016:

Aeronautical revenues	12.31.17	% revenues	12.31.16	% Revenues
	Thousands $		Thousands $
Landing fee	630,909	8,95%	527,435	9,81%
Parking fee	282,844	4,01%	215,936	4,02%
Rate of use of telescopic gangways	6,139,431	87,04%	-	-
Air station use rate	-	-	4,633,752	86,17%
Total	7,053,184	100,00%	5,377,123	100,0%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the year ended at 12.31.17	6,685,737
Costs of sales for the year ended at 12.31.16	5,087,975
Variation	1,597,762

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the year ended at 12.31.17	724,587
Administrative expenses for the year ended at 12.31.16	590,873
Variation	133,714

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the years ended December 31, 2017 and 2016 (Cont.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the year ended at 12.31.17	872,491
Distribution and commercial expenses for the year ended at 12.31.16	655,832
Variation	216,659

Income and financial costs

Net financial income and costs totaled a loss of $ 880,402 thousand during the year ended December 31, 2017 with respect to thousands of $ 783,962 loss during the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded a loss of approximately $ 292,216 thousand during the year ended December 31, 2017 with respect to a loss of $ 230,804 thousand in the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of December 31, 2017 amounted to $13,992,277 thousand composed of thousands of $7,551,138 of loans and a net worth of $6,441,139 thousand, while the total capitalization of the Company at December 31, 2016 amounted to thousands of $8,049,068 comprised of thousands of $3,115,254 of loans and a net worth of thousands of $4,933,814.

The debt as a percentage of total capitalization amounted to approximately 53.97% as of December 31, 2017 and 38.70% as of December 31, 2016.

Financing

See in detail Note 6 to these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

6. Index

The information refers to the years ended December 31, 2016, 2015, 2014, 2013 and 2012:

	12.31.17	12.31.16	12.31.15	12.31.14	12.31.13
Liquidity (1)	1.37	0.67	0.66	0.64	0.50
Solvency (1)	0.62	0.83	0.64	0.65	0.67
Immobilization of capital	0.78	0.79	0.84	0.84	0.90
Cost effectiveness	0.47	0.51	0.17	0.25	0.08

Note:

(1)	Current liabilities and non-current liabilities do not include deferred profits.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended December 31, 2017, 2016, 2015, 2014, 2013, 2012 and 2011:

Airport	12.31.17	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12	12.31.11
	In thousands
Aeroparque	13,921	11,662	11,053	10,256	9,553	8,849	8,251
Ezeiza	9,878	9,831	9,128	8,601	8,533	8,880	8,276
Córdoba	2,846	2,213	1,948	1,673	1,572	1,523	1,493
Mendoza	1,762	1,086	1,352	1,308	1,269	1,195	1,077
Tucumán	560	670	601	523	501	445	404
Bariloche	1,297	1,187	1,039	919	835	636	302
C. Rivadavia	624	574	577	518	474	405	296
Río Gallegos	262	269	303	259	249	238	222
Iguazú	999	894	863	797	737	699	634
Salta	1,129	972	856	750	710	691	614
Total	33,278	29,358	27,720	25,604	24,433	23,561	21,569
Overall Total	35,936	31,467	29,578	27,207	25,806	24,725	22,713
Variation	14.20%	6.4%	8.7%	5.4%	4.4%	8.9%	(0.6)%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the years ended on December 31, 2017, 2016, 2015, 2014, 2013, 2012 and 2011 of the 10 airports that represent more than 80% of the total movements of the airport system:

Airport	12.31.17	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12	12.31.11
Aeroparque	134,532	121,882	120,492	116,219	114,282	115,638	113,786
Ezeiza	66,916	68,839	66,834	66,329	65,774	68,660	63,160
San Fernando	39,000	38,188	40,327	43,943	54,482	41,075	51,921
Córdoba	28,659	23,526	21,783	20,284	19,642	20,851	21,992
Mendoza	19,274	12,644	15,700	16,183	16,892	17,209	15,737
Salta	13,367	11,386	11,780	11,267	12,110	10,627	11,387
Tucumán	5,826	7,479	6,838	5,538	6,099	5,655	6,007
Bariloche	12,338	10,954	10,084	9,433	8,950	7,798	3,989
C, Rivadavia	9,171	8,251	9,155	10,366	11,283	9,878	8,241
Iguazú	9,065	8,721	8,361	8,230	8,767	8,174	7,935
Total	338,148	311,870	311,354	307,792	318,281	305,565	304,155
Overall Total	404,181	374,978	376,490	371,906	381,373	369,119	370,168
Variation	7.79%	(0.4)%	1.2%	(2.5)%	3.2%	(0.3)%	(2.3)%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

At December 31, 2017 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Perspectives for 2018

In 2017 the passenger traffic of the company has had a very good evolution reaching 35.9 million, of which 21.2 million were domestic passengers, 13.6 million international passengers and 1.1 million passengers in transit, with growths of 16.5% in the domestic ones and 11.5% in the international ones compared with the previous year. In total, passenger traffic grew 14.2% compared to 2016.

This evolution is part of the National Government's plans to favor the increase in passenger traffic, allowing significant improvements in air connectivity throughout the country.

The outstanding passenger evolution was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals in airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the year 2017, the Company presented investments to ORSNA for $ 3,522 million. To this amount must be added the payments to the trusts of specific affectation for works for $ 836.6 million.

The perspectives of the evolution of passenger traffic for the year 2018 are positive due to the expected growth of the economy in general, which has a direct effect on commercial air activity. To this must be added the aforementioned commercial airline actions, in particular the start of the operations of several lowcost companies.

In relation to the execution of investments in infrastructure, it is foreseen the continuation of the quantity of works whose execution began in 2017 and the beginning of new works of greater and lesser importance in several airports of the country. We can highlight the continuation of the works of terminal B of Ezeiza, the new terminal of Comodoro Rivadavia, remodeling of the terminal of Iguazú, new terminal of passengers of Jujuy, new terminal of passengers of San Juan, among other great works that together will expand the operational capacity and also the quality and experience of the passenger.

“Free translation from de original in Spanish for publication in Argentina”

INDEPENDENTS AUDITORS' REPORT

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - 12th Floor

City of Buenos Aires

Tax Code No. 30-69617058-0

Report on financial statements

We have audited the accompanying consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (the “Company”), including the consolidated statement of financial position as of December 31, 2017, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year ended on December 31, 2016 are an integral part of the audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of Direction

The Board of Directors of the Company is responsible for the preparation and presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted as Argentine professional accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standards Board (IASB). Further, the Board of Directors is responsible for the existence of adequate internal control to prepare the consolidated financial statements free of any significant distortions due to misstatements or irregularities.

Responsibility of auditors

Our responsibility is to express an opinion on the accompanying consolidated financial statements, based on our audit. We performed our audit in accordance with International Standards on Auditing (ISAs), as were adopted in Argentina by the FACPCE, through Technical Pronouncement No. 32 and their respective adoption ‘circulars. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatements.

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An audit involves performing procedures to obtain audit evidence about the amounts and other information disclosed in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and reasonable presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company's management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements mentioned in the first paragraph, present fairly, in all material respects, the consolidated financial position of Aeropuertos Argentina 2000 S.A. and its subsidiaries as of December 31, 2017, and the consolidated comprehensive income and cash flows for the fiscal year then ended, in accordance with IFRS.

Emphasis of matter

We draw attention to Note 3.1 to the consolidated financial statements which describes that the Company has restated the figures as of December 31, 2016. Our opinion is not qualified in respect of this matter.

Report on compliance with current regulations

As required by the regulations in force, we report that, in connection with Aeropuertos Argentina 2000 S.A.:

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the separate financial statements of Aeropuestos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

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c)	we have read the business highligths, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of December 31, 2017, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $59,158,935, which was not yet due at that date.

e)	As required by Title II, Section VI, Chapter III, Article 21, Subarticle e) of the regulations of the National Securities Commission, we report that the total fee billed to the Company for professional auditing and related services in the fiscal year ended December 31, 2017, represents:

e.1)	69% of total fees billed to the Company for services in that fiscal year;
e.2)	61% of total fees billed to the Company and its controlling, controlled and related companies for auditing and related services in that fiscal year;
e.3)	42% of total fees billed to the Company and its controlling, controlled and related companies for services in that fiscal year;

f)	We have applied the procedures on money laundering and terrorism financing for Aeropuertos Argentina 2000 S.A. set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 6, 2018.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Alejandro P. Frechou

63

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the following paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of December 31, 2017, the consolidated statements of comprehensive income, of changes in shareholders' equity and cash flows for the period previously referred and an overview of significant accounting policies and other additional information.

The Company’s Board of Directors is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Alejandro P. Frechou (partner of Price Waterhouse & Co. SRL), dated March 6, 2018, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and the corresponding circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

According to the item “Managers Responsibilities” included in the report of the external auditor, the Company's Board of Directors is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted by the FACPCE as professional accounting standards in Argentina and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

In accordance with the provisions set forth in the article 4º, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

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(i) the consolidated financial statements were issued in accordance with the accounting principles generally accepted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii) Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as financial entities or the Central Bank of the Argentine Republic. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2017 consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a) the consolidated financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; and they are copied in the Inventory and Balance Book; and

b) in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 6th, 2018.

Patricio A. Martin
By Surveillance Committee

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